PB 3/6

08026797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence (City) NY (State) 14031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Keefe, CPA 716-633-8885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

6400 Sheridan Drive, Suite 230 (Address) Williamsville (City) NY (State) 14221 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Anthony Nanula____________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______NIAGARA INTERNATIONAL CAPITAL LIMITED__ , as of ____February 28________________________, 2008_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELAINE M. WIENCKOWSKI
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES 10/31/2010
01WI4637604

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of December 31, 2007 and 2006 Together with Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2007 and 2006

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 27, 2008

To the Board of Directors of
Niagara International Capital Limited:

We have audited the accompanying statements of financial condition of Niagara International Capital Limited (a New York S-corporation) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Exhibits I and II are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
PERRY • GENEVA •
SYRACUSE

www.bonadio.com

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash	$ 72,389	$ 65,399
Employee receivable	27,000	-
Prepaid expenses and other current assets	8,798	-
Total current assets	108,187	65,399
OFFICE EQUIPMENT, net	4,846	3,524
OTHER ASSETS:		
Investment in Turnpike Global Technologies	25,000	-
Restricted Raymond James Account	27,449	23,877
Total other assets	52,449	23,877
	$ 165,482	$ 92,800
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 9,000	$ 3,697
Loan payable to affiliate	58,970	40,458
Total liabilities	67,970	44,155
SHAREHOLDERS' EQUITY:		
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000	5,000
Additional paid in capital	184,165	142,165
Accumulated deficit	(87,436)	(96,738)
	101,729	50,427
Other comprehensive loss	(4,217)	(1,782)
Total shareholders' equity	97,512	48,645
	$ 165,482	$ 92,800

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUE:		
Commission income	$ 132,857	$ 126,929
Consulting income	222,485	87,500
Insurance commission income	113,578	10,885
Total revenue	468,920	225,314
OPERATING EXPENSES:		
General and administrative expenses	493,652	292,184
Loss from operations	(24,732)	(66,870)
OTHER INCOME (EXPENSE):		
Dividend income	1,007	659
Interest income	182	1,255
Interest expense	(2,155)	(3,514)
NASD/NYSE consolidation fee, non-recurring	35,000	-
Referral fee income, non-recurring	-	61,872
Other income	-	554
Net income (loss)	9,302	(6,044)
Other comprehensive loss - unrealized loss on investments	(2,435)	(1,782)
Comprehensive income (loss)	6,867	(7,826)
NET INCOME (LOSS)	9,302	(6,044)
ACCUMULATED DEFICIT - beginning of year	(96,738)	(90,694)
ACCUMULATED DEFICIT - end of year	$ (87,436)	$ (96,738)

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock & Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
BALANCE - January 1, 2006	$ 110,992	$ (90,694)	$ -	$ 20,298
Capital contributions	36,173	-	-	36,173
Net loss	-	(6,044)	-	(6,044)
Other comprehensive loss	-	-	(1,782)	(1,782)
BALANCE - December 31, 2006	147,165	(96,738)	(1,782)	48,645
Capital contributions	42,000	-	-	42,000
Net income	-	9,302	-	9,302
Other comprehensive loss	-	-	(2,435)	(2,435)
BALANCE - December 31, 2007	$ 189,165	$ (87,436)	$ (4,217)	$ 97,512

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 9,302	$ (6,044)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:		
Depreciation	1,192	668
Dividends - restricted	(1,007)	(659)
Investment in Turnpike Global Technologies - warrants	(25,000)	-
Changes in:		
Prepaid expenses and other current assets	(8,798)	-
Accounts payable	5,303	(63)
Net cash flow from operating activities	(19,008)	(6,098)
CASH FLOW FROM INVESTING ACTIVITIES:		
Deposit in restricted Raymond James account	(5,000)	(25,000)
Employee receivable	(27,000)	-
Purchases of office equipment	(2,514)	(4,192)
Net cash flow from investing activities	(34,514)	(29,192)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contribution	42,000	-
Borrowings of loan payable to affiliate	18,512	1,820
Net cash flow from financing activities	60,512	1,820
NET CHANGE IN CASH	6,990	(33,470)
CASH - beginning of year	65,399	98,869
CASH - end of year	$ 72,389	$ 65,399

The accompanying notes are an integral part of these statements.

1. THE COMPANY

Niagara International Capital Limited (the Company) was incorporated in December 2004, is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared in conformity with accounting principals generally accepted in the United States.

Cash

The Company maintains cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

Revenue Recognition

Commission income is recognized as the commissions are earned. Consulting income is recognized when all significant terms of the contract have been completed.

Office Equipment

Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Maintenance and repairs are charged to operations as incurred.

Income Taxes

The Company has elected to be treated as an S Corporation for federal and New York State tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

Advertising Costs

The Company expenses advertising as incurred. Advertising expense was $981 and $616 for the years ended December 31, 2007 and 2006, respectively.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

In order to facilitate comparison of financial information, certain amounts reported in the prior year have been reclassified to conform to the current year presentation.

3. RELATED PARTY TRANSACTIONS

The Company has a $150,000 line of credit with a company affiliated through common ownership. The line of credit is in place to provide working capital to the Company. Also, the employees of the Company are paid through this affiliate and the Company reimburses them on a monthly basis. Amounts borrowed bear interest at the prime rate. This facility is unsecured and due on demand. There was $58,970 and $40,458 outstanding at December 31, 2007 and 2006, respectively. The shareholders of the affiliate and the Company are the same. The employees of the Company also participate in the retirement plan of this affiliate.

The Company leases office equipment from a company related through common ownership with rentals of $155 per month (plus taxes and insurance) for 60 months that commenced in 2006. Rent expense for the years ended December 31, 2007 and 2006 amounted to $2,588 and $1,555, respectively. Future minimum lease payments under this noncancellable operating lease are:

2008	$	2,202
2009	$	2,202
2010	$	2,202
2011	$	367

4. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

	2007	2006
Computers	$ 6,706	$ 4,192
	6,706	4,192
Less: Accumulated depreciation	(1,860)	(668)
	$ 4,846	$ 3,524

5. RESTRICTED RAYMOND JAMES ACCOUNT

In 2006, the Company was required to make a $25,000 deposit with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. This is a restricted cash account and the fair market value of this account at December 31, 2007 and 2006 was $27,449 and $23,877, respectively. At December 31, 2007 the balance was comprised of $25,103 of money market funds and $2,346 of equity funds. The Company is required to maintain a balance of $25,000 in the account. At December 31, 2007 and 2006, there was an unrealized loss of $4,217 and $1,782 and dividends received totaled $1,007 and $659, respectively.

6. LEASE AGREEMENT

The Company entered into a lease agreement with an unrelated party that is renewable annually. For 2007 and 2006, monthly payments under this lease were $916. Rent expense for the years ended December 31, 2007 and 2006 was $10,992 and $9,124, respectively.

7. NEW YORK CITY OFFICE

During 2007, the Company opened an office in New York City. The Company is presently negotiating a lease for this office and has made one payment of $15,204 for the year ended December 31, 2007. Other than rent, there were no income or expenses related to New York City operations during 2007. The Company has entered into employment agreements with two individuals in this office.

8. NASD/NYSE CONSOLIDATION FEE

During 2007, the National Association of Securities Dealers (NASD) consolidated with the member regulation, enforcement and arbitration functions of the New York Stock Exchange (NYSE), forming the Financial Industry Regulatory Authority (FINRA). As a result of this consolidation, the Company received a one-time, special payment of $35,000.

9. EMPLOYEE RECEIVABLE

In 2007 the Company made an advance to an employee in the amount of $27,000. The advance is due on demand and is accruing interest at the applicable federal rate.

10. INVESTMENT IN TURNPIKE GLOBAL TECHNOLOGIES

As consideration for investment advisory services provided, Turnpike Global Technologies granted the Company 5 year warrants to purchase 5,455 shares of common stock. The fair value of these warrants is $25,000 at December 31, 2007.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007 and 2006, the Company had net capital of $31,014 and $41,144, respectively, which exceeded minimum net capital requirements by $26,014 and $36,144, respectively.

12. SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 2,155	$ 3,514
Supplemental disclosure of noncash financing activity:		
Loan payable to affiliate - conversion to equity	$ -	$ 36,173

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2007

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2007.

TOTAL ASSETS		$ 165,482
Less: Total liabilities		67,970
NET WORTH		97,512
Less: Non-allowable assets		(65,644)
TENTATIVE NET CAPITAL		31,868
Less: Haircuts		(854)
NET CAPITAL		31,014
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 4,534	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL		$ 26,014

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein does not materially differ from the unaudited net capital reported by the registrant.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of this exhibit.

NIAGARA INTERNATIONAL CAPITAL LIMITED

GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Salaries	$ 323,864	$ 219,079
Outside services	34,268	22,725
Rent	26,196	9,124
Professional fees	19,135	8,130
Insurance	16,053	10,739
Travel	14,423	348
Charitable contributions	12,450	-
Utilities	9,491	3,702
Meals and entertainment	9,466	-
Financial operations officer fees	7,361	7,870
Office expense	5,099	1,740
Licensing fees	4,621	1,190
Equipment rent	2,588	1,555
Membership and filing fees	2,165	1,365
Repairs and maintenance	1,222	1,101
Depreciation	1,192	668
Advertising	981	616
Bank charges	36	859
Miscellaneous	3,041	1,373
	$ 493,652	$ 292,184

The accompanying notes are an integral part of this exhibit.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 27, 2008

To the Board of Directors of
Niagara International Capital Limited:

In planning and performing our audit of the financial statements of Niagara International Capital Limited (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
PERRY • GENEVA •
SYRACUSE

www.bonadio.com

(Continued)

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

February 27, 2008

Niagara International Capital Limited

MEMBER NASD/SIPC

Bonadio & Co., LLP
6400 Sheridan Drive, Suite 230
Williamsville, NY 14221

We are providing this letter in connection with your audits of the statements of financial condition of Niagara International Capital Limited as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Niagara International Capital Limited in conformity with generally accepted accounting principles in the United States. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of February 27, 2008, the following representations made to you during your audit.

1) The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States.

2) We have made available to you all:

   a) Financial records and related data.

   b) Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3) There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5) There were no uncorrected financial statement misstatements, both individually and in the aggregate, to the financial statements taken as a whole.

6) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7) We have no knowledge of any fraud or suspected fraud affecting the company involving:

   a) Management,

   b) Employees who have significant roles in internal control, or

   c) Others where the fraud could have a material effect on the financial statements.

8) We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

9) The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8940 Main Street • Clarence, New York 14031 • Phone: 716-633-3507 • Fax: 716-633-3304

10) The following have been properly recorded or disclosed in the financial statements:

a) Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b) Guarantees, whether written or oral, under which the company is contingently liable.

11) There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

12) There are no:

a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b) We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with *Statement of Financial Accounting Standards No. 5*, and we have not consulted a lawyer concerning litigation, claims, or assessments.

c) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by *Statement of Financial Accounting Standards No. 5.*

13) The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

14) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15) There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements.

16) The Company at December 31, 2007 had

a) No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

b) No open contractual commitments.

c) No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

17) There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes.

18) There are no material weaknesses or inadequacies at December 31, 2007, or during the period January 1, 2007, to February 27, 2008, in internal control and control activities for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

19) The Company does not carry security accounts or perform custodial functions related to customer securities, therefore, the following requirements are not applicable to the Company:

a) Making the quarterly security examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

b) Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

c) Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

20) Net capital computations, prepared by the Company during the period from January 1, 2007 through February 27, 2008, indicated that the Company was in compliance with the requirements of rule 15c3-1 at all times during the period.

21) There are no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data.

To the best of our knowledge and belief, no events have occurred subsequent to the statement of financial condition date and through the date of this letter that would require adjustment to, or disclosure in, the aforementioned financial statements.

Very truly yours,

NIAGARA INTERNATIONAL CAPITAL LIMITED

Anthony R. Nanula, President

Robert Barreca – Registered Principal / Compliance Officer

END